EXHIBIT 99.1

KEEP ON DELIVERING ROBUST RESULTS IN Q2 2025.
STRONGER CONFIDENCE IN FULL YEAR GUIDANCE

•Net revenues of Euro 1,787 million, up 4.4% versus prior year, with total shipments of 3,494 units
•Operating profit (EBIT)(1) of Euro 552 million, up 8.1% versus prior year, with Operating profit (EBIT) margin of 30.9%
•Net profit of Euro 425 million and diluted EPS at Euro 2.38
•EBITDA(1) of Euro 709 million, up 5.9% versus prior year, with EBITDA margin of 39.7%
•Industrial free cash flow(1) generation of Euro 232 million
•No significant impact from the introduction of new import tariffs on EU cars into the US in the quarter(2)

“The first semester of 2025 reminded us once more about the importance of agility and flexibility in the management of our Company. Today’s strong results reflect our commitment to execute our strategy with discipline and focus. We continue to drive innovation and enrich our product portfolio, which fuels an already strong order book. Testament to that is the overwhelming demand for the 296 Speciale family and the excellent initial feedback on the newly launched Ferrari Amalfi, a coupé that redefines the concept of the contemporary grand tourer” said Benedetto Vigna, CEO of Ferrari.

For the three months ended				(In Euro million,	For the six months ended
June 30,				unless otherwise stated)	June 30,
2025	2024	Change			2025	2024	Change
3,494	3,484	10	-	Shipments (units)	7,087	7,044	43	1%
1,787	1,712	75	4%	Net revenues	3,578	3,297	281	9%
552	511	41	8%	Operating profit (EBIT)	1,094	953	141	15%
30.9%	29.9%	100 bps		Operating profit (EBIT) margin	30.6%	28.9%	170 bps
425	413	12	3%	Net profit	837	765	72	9%
2.38	2.29	0.09	4%	Basic EPS (in Euro)	4.68	4.24	0.44	10%
2.38	2.29	0.09	4%	Diluted EPS (in Euro)	4.68	4.23	0.45	11%
709	669	40	6%	EBITDA	1,402	1,274	128	10%
39.7%	39.1%	60 bps		EBITDA margin	39.2%	38.7%	50 bps

1     The term EBIT is used as a synonym for Operating profit. Adjusted metrics equaled the reported ones, since there were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented. Refer to specific paragraph on non-GAAP financial measures.
2     During the three months ended June 30, 2025 there were no significant impacts from the increase of import tariffs applicable to cars, spare parts and other goods originating in the European Union that are imported into United States, which became effective starting on April 3, 2025, as the majority of the goods sold by the Group in the United States during the period were imported prior to the tariffs taking effect.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), July 31, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary unaudited results(3) for the second quarter and six months ended June 30, 2025.

Shipments(4)(5)

For the three months ended				Shipments	For the six months ended
June 30,				(units)	June 30,
2025	2024	Change			2025	2024	Change
1,646	1,655	(9)	(1%)	EMEA	3,347	3,228	119	4%
993	981	12	1%	Americas(6)	2,015	1,978	37	2%
274	278	(4)	(1%)	Mainland China, Hong Kong and Taiwan(7)	511	595	(84)	(14%)
581	570	11	2%	Rest of APAC	1,214	1,243	(29)	(2%)
3,494	3,484	10	-	Total Shipments	7,087	7,044	43	1%
Shipments totaled 3,494 units in Q2 2025, substantially flat versus the prior year.
The geographic breakdown reflects the Company’s allocation strategy to preserve the brand’s exclusivity. In the quarter, EMEA was down 9 units, Americas was up 12 units, Mainland China, Hong Kong and Taiwan decreased by 4 units and Rest of APAC increased by 11 units.
Deliveries in the quarter were driven by the 296 GTS, the Purosangue and the Roma Spider. In the quarter the 12Cilindri family continued its ramp up phase, the SF90 XX family increased its contribution, while the 296 GTB decreased and the SF90 Spider approached the end of its lifecycle. Shipments of the Daytona SP3 were lower than prior year and sequentially decreasing versus the first quarter of 2025, in line with plans to conclude deliveries in the third quarter of 2025.
The products delivered in the quarter included six internal combustion engine (ICE) models and five hybrid engine models, which represented 55% and 45% of total shipments, respectively.

3    These results have been prepared in accordance with the IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) as well as IFRS Accounting Standards as adopted by the European Union
4    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars
5    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
6    Of which 849 units in Q2 2025 (+27 units or +3% vs Q2 2024) and 1,710 units in H1 2025 (+38 units or +2% vs H1 2024) in the United States of America
7    Of which 176 units in Q2 2025 (-24 units or -12% vs Q2 2024) and 356 units in H1 2025 (-87 units or -20% vs H1 2024) in Mainland China

Total net revenues

For the three months ended				(Euro million)	For the six months ended
June 30,					June 30,
		Change					Change
2025	2024	at constant			2025	2024	at constant
		currency					currency
1,507	1,474	2%	3%	Cars and spare parts(8)	3,043	2,856	7%	6%
205	168	22%	25%	Sponsorship, commercial and brand(9)	396	313	27%	28%
75	70	8%	9%	Other(10)	139	128	9%	9%
1,787	1,712	4%	5%	Total net revenues	3,578	3,297	9%	9%

Net revenues for Q2 2025 were Euro 1,787 million, up 4.4% (5.1% at constant currency(1)).
Revenues from Cars and spare parts were Euro 1,507 million, up 2.3% (2.6% at constant currency), thanks to a richer product and country mix, as well as increased personalizations.
Sponsorship, commercial and brand revenues reached Euro 205 million, up 21.9% (24.5% at constant currency), mainly attributable to sponsorships and lifestyle activities, as well as higher commercial revenues linked to the better prior year Formula 1 ranking.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a negative net impact of Euro 11 million, mostly related to the US Dollar.

8     Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts
9     Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including fashion collections, merchandising, licensing and royalty income
10     Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 racing teams and, for the three and six months ended June 30, 2024 only, from the sale of engines to Maserati

EBITDA and Operating profit (EBIT)

For the three months ended				(Euro million)			For the six months ended
June 30,				June 30,
		Change					Change
2025	2024	at constant			2025	2024	at constant
		currency					currency
709	669	6%	7%	EBITDA	1,402	1,274	10%	10%
552	511	8%	9%	Operating profit (EBIT)	1,094	953	15%	15%

Q2 2025 EBITDA reached Euro 709 million, up 5.9% versus the prior year and with an EBITDA margin of 39.7%.
Q2 2025 Operating profit (EBIT) was Euro 552 million, increased 8.1% versus the prior year and with an Operating profit (EBIT) margin of 30.9%.
Volume was substantially flat.
The Mix / price variance performance was positive for Euro 47 million, mainly reflecting the enrichment of the product mix, sustained by the deliveries of the SF90 XX and the 12Cilindri families, increased personalizations and the positive country mix mainly driven by Americas, partially offset by lower deliveries of the Daytona SP3.
Industrial costs / research and development expenses increased Euro 17 million year over year, with higher racing and sports cars R&D costs expensed, with substantially flat depreciation and amortization.
SG&A grew Euro 23 million mainly reflecting racing expenses and brand investments.
Other changes were positive for Euro 36 million, mainly thanks to racing and lifestyle activities, lower costs due to revised Formula 1 in-season ranking assumptions, partially offset by the comparison with the prior year’s release of car environmental provisions.

Net financial charges of the quarter were Euro 7 million, compared to nil in the prior year, mainly reflecting net foreign exchange impact.
The effective tax rate(11) in the quarter was 22.0%, mainly reflecting the estimate of the benefit attributable to the new Patent Box and tax incentives for eligible research and development costs and investments.
As a result, the Net profit for the quarter was Euro 425 million, up 2.9% versus the prior year, and the diluted earnings per share for the quarter reached Euro 2.38, compared to Euro 2.29 in Q2 2024.
Industrial free cash flow in the quarter was very strong at Euro 232 million, driven by the increased EBITDA from industrial activities partially offset by capital expenditures(12) of Euro 239 million, net cash interests and taxes for Euro 184 million and a negative change in working capital, provisions and other for Euro 44 million.
Net Industrial Debt(1) as of June 30, 2025 was Euro 338 million, compared to Euro 49 million as of March 31, 2025, also reflecting the dividend payment(13) for Euro 536 million. As of June 30, 2025, total available liquidity was Euro 2,068 million (Euro 2,465 million as of March 31, 2025), including undrawn committed credit lines of Euro 550 million.

11     In 2025 the effective tax rate benefits from the new Patent Box regime regulated by Law Decree No. 146 and effective from October 22, 2021, which provides for a 110% super tax deduction for costs relating to eligible intangible assets
12 Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases
13     In May 2025 the Company paid Euro 502 million out of the total dividend distribution to owners of the parent and the remaining balance, which mainly relates to withholding taxes, is expected to be paid in the following quarters

Stronger confidence in the 2025 guidance, based on the following assumptions for the year:
•Positive product and country mix, along with strong personalizations
•Improved contribution from racing activities, reflecting higher sponsorships as well as commercial revenues linked to the better Formula 1 ranking achieved in 2024
•Lifestyle activities to expand its revenues growth rate, while investing to accelerate development and enlarge the network
•Continuous brand investments, higher racing and digital transformation expenses
•Increased costs implied by the ongoing supply chain challenges
•Higher effective tax rate in connection to the change of the Patent Box regime
•Robust Industrial free cash flow generation driven by strong profitability, partially offset by capital expenditures more contained versus prior year

The 50 bps risk on percentage margins – outlined on March 27, 2025 following the introduction of higher import tariffs applicable to cars, spare parts and other goods originating in the EU imported in the US – has been removed as a consequence of the recent agreement on lower levels reached between the US and the EU, as well as of lower industrial costs expected in the second part of the year compared to initial expectations.

(€B, unless otherwise stated)	2024	2025 GUIDANCE	Growth vs 2024
NET REVENUES	6.7	>7.0	≥5%
ADJ. EBITDA (margin %)	2.56 38.3%	≥2.68 ≥38.3%	≥5%
ADJ. OPERATING PROFIT (EBIT) (margin %)	1.89 28.3%	≥2.03 ≥29.0%	≥7%
ADJ. DILUTED EPS (€)	8.46(14)	≥8.60(14)	≥2%
INDUSTRIAL FCF	1.03	≥1.20	≥17%

Q2 2025 highlights:
•In April 2025, the Ferrari 12Cilindri was awarded the prestigious Car Design Award in the Production Cars category, a coveted recognition in the automotive design sector. The same month, the Ferrari 12Cilindri and the 12Cilindri Spider won the prestigious 2025 IF Design Gold Award. The F80 also received the iF Design Award from the iF International Forum Design GmbH.
•On April 29, 2025, Ferrari unveiled the new special versions of the plug-in hybrid Ferrari 296 GTB and 296 GTS: the 296 Speciale and 296 Speciale A. These new models are based on the current berlinetta in our range, the 296 GTB and 296 GTS, and they mark further progress in both performance and features, embodying solutions derived from our racing cars: the 499P, the 296 GT3, the 296 Challenge and the Formula 1 single-seater.
•On June 6, 2025, Ferrari signed with the trade unions Fim-Cisl, Uilm-Uil, Fismic-Confsal, Uglm-Ugl and AQCFR the renewal of the economic part for the two-year period 2025-2026 of the

14     Calculated using the weighted average diluted number of common shares as of December 31, 2024 (179,992 thousand)

Specific Collective Labour Agreement (CCSL), signed two years ago on 8 March and valid for the four-year period 2023-2026. This renewal provides for a 6.5% increase in the minimum tabular salary.
•On June 25, 2025, Ferrari unveiled its new Ferrari Hypersail project, an unprecedented sporting challenge in the world of sailing that blends racing tradition with technological innovation. Led by Team Principal Giovanni Soldini, Hypersail aims to establish an outstanding research and development platform focused on offshore sailing.

Subsequent events:
•On July 1, 2025, Ferrari unveiled the new Ferrari Amalfi, a front-mid-engine V8 2+ coupé that replaces the Ferrari Roma in the Prancing Horse line-up. The Ferrari Amalfi redefines the concept of contemporary sportiness, combining high performance, versatility, and refined aesthetics. Designed for those who want to enjoy sporty driving without sacrificing comfort and style, the Ferrari Amalfi stands out for its unprecedented balance between adrenaline and everyday usability.
•On July 31, 2025, Ferrari announced that it has extendend, with a multiple-year contract, its agreement with Fred Vasseur, who will continue as Team Principal of Scuderia Ferrari HP for the coming Formula 1 seasons.

About Ferrari
Ferrari is one of the world’s leading luxury brands, encompassing racing, sports cars and lifestyle. In each of these three souls, the Prancing Horse is a symbol of exclusivity, innovation and cutting-edge performance. The brand’s heritage and global recognition are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful in the sport’s history. Since the inaugural World Championship in 1950, Scuderia Ferrari has claimed 16 Constructors’ and 15 Drivers’ world titles. From its home in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognisable luxury sports cars, sold in over 60 markets worldwide. In lifestyle, Ferrari designs and creates a selection of personal luxury goods, collectibles and experiences that embody the brand’s elevated style and passion.
Forward Looking Statements
This document, and in particular the section entitled “Stronger confidence in the 2025 Guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the Group’s ability to attract and retain qualified personnel; the success of the Group’s racing activities; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including electric, more broadly into its car portfolio over time and to make appealing designs for its new models; the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to its products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; changes in general economic conditions (including changes in the markets in which the Group operates) and changes in demand for luxury goods, including high performance luxury cars, which is volatile; macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation; increases in costs, disruptions of supply or shortages of components and raw materials, as well as trading policies and tariffs; the Group’s ability to successfully carry out its low volume and controlled growth strategy, while increasing its presence in growth market countries; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; the Group’s ability to preserve the value of its cars over time and its relationship with the automobile collector and enthusiast community; disruptions at the Group’s manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; the ability of its current management team to operate and manage effectively and the reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depends for sales and services; product warranties, product recalls and liability claims; the sponsorship and commercial revenues and expenses of the Group’s racing activities, as well as the popularity of motor sports more broadly; the performance of the Group’s lifestyle activities; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the Group’s continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; changes in tax or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; the Group’s ability to service and refinance its debt; exchange rate fluctuations, interest rate changes, credit risk and other market risks; the Group’s ability to provide or arrange for adequate access to financing for its clients and dealers, and associated risks; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 241053
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 241395
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2025	2024		2025	2024
239	268	Capital expenditures(12)	463	463
110	124	of which capitalized development costs(15) (A)	220	233
146	127	Research and development costs expensed (B)	306	273
256	251	Total research and development (A+B)	526	506
79	78	Amortization of capitalized development costs (C)	152	163
225	205	Research and development costs as recognized in the consolidated income statement (B+C)	458	436

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

15 Capitalized as intangible assets

Key performance metrics and reconciliations of NON-GAAP financial measures

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2025	2024		2025	2024
1,787	1,712	Net revenues	3,578	3,297
846	856	Cost of sales	1,704	1,638
160	143	Selling, general and administrative costs	309	267
225	205	Research and development costs	458	436
6	(1)	Other expenses/(income), net	18	6
2	2	Results from investments	5	3
552	511	Operating profit (EBIT)	1,094	953
7	-	Financial expenses/(income), net	21	2
545	511	Profit before taxes	1,073	951
120	98	Income tax expenses	236	186
22%	19%	Effective tax rate	22%	20%
425	413	Net profit	837	765
2.38	2.29	Basic EPS (€)	4.68	4.24
2.38	2.29	Diluted EPS (€)	4.68	4.23
709	669	EBITDA	1,402	1,274
699	659	of which EBITDA (Industrial activities only)	1,382	1,254

Total net revenues, EBITDA and Operating profit (EBIT) at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
	2025			2025
2025	at constant		2025	at constant
	currency			Currency
1,507	1,508	Cars and spare parts	3,043	3,026
205	210	Sponsorship, commercial and brand	396	400
75	76	Other	139	139
1,787	1,794	Total net revenues	3,578	3,565

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
	2025			2025
2025	at constant		2025	at constant
	currency			currency
709	711	EBITDA	1,402	1,389
552	554	Operating profit (EBIT)	1,094	1,081

EBITDA is defined as net profit before income tax expense, financial expenses/(income), net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2025	2024	Change		2025	2024	Change
425	413	12	Net profit	837	765	72
120	98	22	Income tax expense	236	186	50
7	-	7	Financial expenses/(income), net	21	2	19
157	158	(1)	Amortization and depreciation	308	321	(13)
709	669	40	EBITDA	1,402	1,274	128
-	-	-	Adjustments	-	-	-
709	669	40	Adjusted EBITDA	1,402	1,274	128

Adjusted Operating profit or Adjusted Earnings Before Interest and Taxes or Adjusted EBIT represents Operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2025	2024	Change		2025	2024	Change
552	511	41	Operating profit (EBIT)	1,094	953	141
-	-	-	Adjustments	-	-	-
552	511	41	Adjusted Operating profit (EBIT)	1,094	953	141

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2025	2024	Change		2025	2024	Change
425	413	12	Net profit	837	765	72
-	-	-	Adjustments	-	-	-
425	413	12	Adjusted net profit	837	765	72

Basic and diluted EPS(16) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million, unless otherwise stated)	For the six months ended
June 30,				June 30,
2025	2024	Change		2025	2024	Change
424	412	12	Net profit attributable to the owners of the Company	836	763	73
178,216	179,952		Weighted average number of common shares (thousand)	178,437	180,101
2.38	2.29	0.09	Basic EPS (in Euro)	4.68	4.24	0.44
-	-	-	Adjustments	-	-	-
2.38	2.29	0.09	Adjusted basic EPS (in Euro)	4.68	4.24	0.44
178,427	180,206		Weighted average number of common shares for diluted earnings per common share (thousand)	178,648	180,355
2.38	2.29	0.09	Diluted EPS (in Euro)	4.68	4.23	0.45
-	-	-	Adjustments	-	-	-
2.38	2.29	0.09	Adjusted diluted EPS (in Euro)	4.68	4.23	0.45

16    For the three and six months ended June 30, 2025 and 2024 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested)

Net Industrial (Debt)/Cash, defined as total Debt less Cash and Cash Equivalents (Net (Debt)/Cash), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net (Debt)/Cash of Financial Services Activities). Net Debt of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Net Debt of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States.

(Euro million)	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Debt	(3,158)	(3,334)	(3,352)
of which leased liabilities as per IFRS 16	(168)	(178)	(126)
Cash and Cash Equivalents	1,518	1,915	1,742
Net (Debt)/Cash	(1,640)	(1,419)	(1,610)
Net (Debt)/Cash of Financial Services Activities	(1,302)	(1,370)	(1,430)
Net Industrial (Debt)/Cash	(338)	(49)	(180)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures of our financial services activities.

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2025	2024		2025	2024
429	341	Cash flow from operating activities	1,276	846
(239)	(268)	Investments in property, plant and equipment and intangible assets	(463)	(463)
190	73	Free Cash Flow	813	383
(42)	(48)	Free Cash Flow from Financial Services Activities	(39)	(59)
232	121	Free Cash Flow from Industrial Activities(17)	852	442

17 Free cash flow from industrial activities for the three and six months ended June 30, 2025 includes €34M mainly related to withholding taxes, which are expected to be paid in the following quarters. Free cash flow from industrial activities for the three and six months ended June 30, 2024 includes €26M mainly related to withholding taxes, which were paid in the following quarters.

On July 31, 2025, at 3:00 p.m. CEST, management will hold a conference call to present the Q2 2025 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.